                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 21)*

                         Anixter International Inc.
- --------------------------------------------------------------------------------
                              (NAME OF ISSUER)

                   Common Stock, par value $1.00 per share
- --------------------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                035290  10  5
- --------------------------------------------------------------------------------
                               (CUSIP NUMBER)

              Sheli Z. Rosenberg, Rosenberg & Liebentritt, P.C.
     TWO N. RIVERSIDE PLAZA Suite 600, CHGO., IL  60606  (312) 466-3990
- --------------------------------------------------------------------------------
     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                         NOTICES AND COMMUNICATIONS)

                               March 25, 1996
- --------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 035290 10 5                 13G                    PAGE 2 OF 11 PAGES

- --------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RIVERSIDE PARTNERS
        36-3274337

- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a)  /x/
                                                (b)  / /

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

        ILLINOIS

- --------------------------------------------------------------------------------
                             5  SOLE VOTING POWER

        NUMBER OF                 7,420,234

         SHARES              ---------------------------------------------------
                             6  SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY             ---------------------------------------------------
                             7  SOLE DISPOSITIVE POWER
          EACH
                                  7,420,234
       REPORTING
                             ---------------------------------------------------
         PERSON              8  SHARED DISPOSITIVE POWER

          WITH

- --------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,420,234


- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        14.7%


- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

        PN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 035290 10 5                 13G                    PAGE 3 OF 11 PAGES

- --------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SZRL INVESTMENTS
        36-6561094

- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a)  /x/
                                                (b)  / /

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

        ILLINOIS

- --------------------------------------------------------------------------------
                             5  SOLE VOTING POWER

         NUMBER OF                2,599,374

          SHARES             ---------------------------------------------------
                             6  SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY            ---------------------------------------------------
                             7  SOLE DISPOSITIVE POWER
           EACH
                                  2,599,374
        REPORTING
                             ---------------------------------------------------
          PERSON             8  SHARED DISPOSITIVE POWER

           WITH

- --------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,599,374


- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.1%


- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

        PN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 035290 10 5                 13G                    PAGE 4 OF 11 PAGES

- --------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EQUITY HOLDINGS
        36-3206542

- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a)  /x/
                                                (b)  / /

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

        ILLINOIS

- --------------------------------------------------------------------------------
                             5  SOLE VOTING POWER

           NUMBER OF              200,000

            SHARES           ---------------------------------------------------
                             6  SHARED VOTING POWER
         BENEFICIALLY

           OWNED BY          ---------------------------------------------------
                             7  SOLE DISPOSITIVE POWER
             EACH
                                  200,000
          REPORTING
                             ---------------------------------------------------
            PERSON           8  SHARED DISPOSITIVE POWER

             WITH

- --------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        200,000


- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        .4%


- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

        PN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 035290 10 5                 13G                    PAGE 5 OF 11 PAGES

- --------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ROBERT H. AND ANN LURIE TRUST
        36-6944487

- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a)  /x/
                                                (b)  / /

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

        ILLINOIS

- --------------------------------------------------------------------------------
                             5  SOLE VOTING POWER

         NUMBER OF                124,832

          SHARES             ---------------------------------------------------
                             6  SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY            ---------------------------------------------------
                             7  SOLE DISPOSITIVE POWER
           EACH
                                  124,832
        REPORTING
                             ---------------------------------------------------
          PERSON             8  SHARED DISPOSITIVE POWER

           WITH

- --------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        124,832


- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        .2%


- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

        00

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 035290 10 5                 13G                    PAGE 6 OF 11 PAGES

- --------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SAMUEL ZELL
        ###-##-####

- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a)  /x/
                                                (b)  / /

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

- --------------------------------------------------------------------------------
                             5  SOLE VOTING POWER

        NUMBER OF                 221,334

         SHARES              ---------------------------------------------------
                             6  SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY             ---------------------------------------------------
                             7  SOLE DISPOSITIVE POWER
          EACH
                                  221,334
       REPORTING
                             ---------------------------------------------------
         PERSON              8  SHARED DISPOSITIVE POWER

          WITH

- --------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        221,334


- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        .4%


- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

        IN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 035290 10 5                 13G                    PAGE 7 OF 11 PAGES

- --------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SHELI ROSENBERG
        ###-##-####

- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a)  /x/
                                                (b)  / /

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

- --------------------------------------------------------------------------------
                             5  SOLE VOTING POWER

        NUMBER OF                 75,286

         SHARES              ---------------------------------------------------
                             6  SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY             ---------------------------------------------------
                             7  SOLE DISPOSITIVE POWER
          EACH
                                  75,286
       REPORTING
                             ---------------------------------------------------
         PERSON              8  SHARED DISPOSITIVE POWER

          WITH

- --------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        75,286


- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        .2%


- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

        IN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                 ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.

CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE SAME MEANING AS
            THEY HAVE IN THE SCHEDULE 13D AND AMENDMENTS THERETO



Item 3.  Source and Amount of Funds or Other Consideration
- -------  -------------------------------------------------

Item 5.  Interest in Securities of the Issuer
- -------  -------------------------------------

         Since the date of filing of the Amendment No. 20 to Schedule 13D, the following sales of Shares have occurred:



          Date      Selling Shareholder       Number of Shares  Price per Share
          11/21/95       Riverside                138,200       $  17.50
          11/30/95       Riverside                  6,700          18.00
          12/08/95       Riverside                 14,200          17.75
          12/15/95       Riverside                 68,400          17.75
          12/28/95       Riverside                 10,500          18.0916
          12/29/95       Riverside                  4,000          18.4589
          01/02/96       Riverside                 21,000          18.00
          01/15/96       Riverside                 13,300          17.9975
          01/18/96       Riverside                  4,900          17.3449
          03/05/96       Riverside                 26,600          17.5655
          03/25/96       Riverside              1,300,000          18.8744

          Net Consideration received by Riverside for the sale of the 1,607,800 Shares was $29,975,303.34.

          On August 1, 1995, Sheli Z. Rosenberg was granted options to purchase 10,000 Shares at $20.6875 per Share. The options vested on February 1, 1996.

          On December 20, 1995 and December 21, 1995, Samuel Zell exercised options to purchase 52,000 Shares at $9.1125 per Share.

          On December 20, 1995, Mr. Zell sold 34,500 Shares at $17.2844 per Share. On December 21, 1995, Mr. Zell sold 17,500 Shares at $17.1886 per Share. Mr. Zell affected the exercise of the options and the sale of the Shares through a cashless exercise through a stockbroker realizing net proceeds of $420,112.39.

          As of April 2, 1996, and to the best knowledge of the Reporting Persons, there were approximately 50,629,890 Shares issued and outstanding. The Shares of the Reporting Persons (including 111,334 Shares obtainable by Mr. Zell and Mrs. Rosenberg by the exercise of options which are currently exercisable or which would be exercisable within 60 days) represent approximately 21.0% of the Shares which should be issued and outstanding upon the exercise of such options. Of such Shares, 7,420,234, or 14.7%, are beneficially owned by Riverside; 2,599,374, or 5.1%, by SZRL; 200,000, or .4%, by
          Equity; 124,832, or .2%, by the Lurie Trust; 221,334, or .4%, by Mr. Zell; and 75,286, or .2%, by Mrs. Rosenberg.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

DATED:   April 8, 1996

                                    RIVERSIDE PARTNERS, an Illinois limited
                                    partnership


                                    By:  Samuel Zell Revocable Trust under
                                    agreement dated January 17, 1990, a general
                                    partner


                                    By: /s/  Samuel Zell
                                        -----------------------------------
                                        Samuel Zell, Trustee



                                    SZRL INVESTMENTS, an Illinois general
                                    partnership


                                    By:  Samuel Zell Revocable Trust under
                                    agreement dated January 17, 1990, a general
                                    partner



                                    By: /s/  Samuel Zell
                                        -----------------------------------
                                        Samuel Zell, Trustee

                                    EQUITY HOLDINGS, an Illinois general
                                    partnership


                                    By:  Samuel Zell Revocable Trust under
                                    agreement dated January 17, 1990, a general
                                    partner


                                    By: /s/  Samuel Zell
                                        -----------------------------------
                                        Samuel Zell, Trustee





                                    ROBERT H. AND ANN LURIE TRUST


                                    By: /s/  Sheli Z. Rosenberg
                                        -----------------------------------
                                        Sheli Z. Rosenberg, Co-Trustee




                                    By: /s/  Samuel Zell
                                        -----------------------------------
                                        Samuel Zell




                                    By: /s/  Sheli Z. Rosenberg
                                        -----------------------------------
                                        Sheli Z. Rosenberg

                                 EXHIBIT INDEX



Exhibit                          Description                 Page Number
- ------------------------------------------------------------------------
   1             Agreement dated June 27, 1995 among              *
                 the Issuer, Riverside, Equity and SZRL.



*Previously filed.